UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-34999

OSSEN INNOVATION CO., LTD.

(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17

SHANGHAI, CHINA 200120

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – Ossen Innovation Enters into Amendment No. 1 to Merger Agreement for Going Private Transaction
99.2	Amendment to the Agreement and Plan of Merger dated June 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD.

By:	/s/ Junhong Li
Name:	Junhong Li
Title:	Director

Date: June 16, 2021